Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars, except for ratios)
(Unaudited)

	For the nine
	months ended	Years Ended December 31
	September 30, 2004	2003	2002	2001	2000	1999
Earnings available for fixed charges:
Income (loss) from continuing
operations before income
taxes, minority interests,
and cumulative effects of
accounting changes, net	$354	$612	$(228)	$954	$335	$307
Add:
Distributed earnings from
equity in unconsolidated
affiliates	33	113	33	38	34	63
Fixed charges	208	203	168	209	203	194
Subtotal	$595	$928	$(27)	$1,201	$572	$564
Less:
Undistributed equity in
earnings and losses of
unconsolidated affiliates	17	25	74	107	88	99
Total	$578	$903	$(101)	$1,094	$484	$465

Fixed charges:
Interest expense	$160	$139	$113	$147	$146	$141
Rental expense representative
of interest	48	64	55	62	57	53
Total	$208	$203	$168	$209	$203	$194

Ratio of earnings to fixed charges	2.8	4.4	(a )	5.2	2.4	2.4

(a) For the year ended December 31, 2002 earnings were inadequate to cover fixed charges by $269 million.